COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Financial Statements and Schedules
Part III

December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

COMMERCE BROKERAGE SERVICES, INC.

Table of Contents



BROWN SMITH WALLACE

6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BROWNSMITHWALLACE.COM

THE FIRM FOR GROWTH.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Commerce Brokerage Services, Inc.
Clayton, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Commerce Brokerage Services, Inc. as of December 31, 2018, the related statements of earnings, stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Commerce Brokerage Services, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Commerce Brokerage Services, Inc.'s management. Our responsibility is to express an opinion on Commerce Brokerage Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Commerce Brokerage Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information included at pages 12 - 15 have been subjected to audit procedures performed in conjunction with the audit of Commerce Brokerage Services, Inc.'s financial statements. The supplemental information is the responsibility of Commerce Brokerage Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Commerce Brokerage Services, Inc.'s auditor since 2016.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 25, 2019

COMMERCE BROKERAGE SERVICES, INC.

(A Wholly Owned Subsidiary of Commerce Bank)

Statement of Financial Condition

December 31, 2018

	2018
Assets	
Cash	$ 3,257,929
U.S. government securities, at fair value	10,420,515
Receivable from clearing organization	6,958,405
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation and amortization of $922,972	13,879
Deferred income taxes, net	163,861
Other assets	433,918
Total assets	$ 21,248,507
Liabilities and Stockholder's Equity	
Liabilities:	
Payable to clearing organization	$ 6,717,647
Accounts payable and accrued expenses	1,004,950
Current income taxes payable	104,233
Total liabilities	7,826,830
Stockholder's equity:	
Common stock, $5 par value. Authorized, 6,000 shares; issued and outstanding, 5,000 shares	25,000
Additional paid-in capital	1,368,921
Retained earnings	12,027,756
Total stockholder's equity	13,421,677
Total liabilities and stockholder's equity	$ 21,248,507

See accompanying notes to financial statements.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Statement of Earnings

For the Year Ended December 31, 2018

	2018
Revenues:	
Commissions	$ 5,409,804
Advisory and administrative fees	7,075,905
12b-1 fees	1,928,692
Mutual fund revenue	344,068
Interest income	171,788
Other income	110,419
Total revenues	15,040,676
Expenses:	
Salaries and benefits	7,437,154
Rent and fees paid to affiliates, net	2,310,217
Clearing charges	350,356
Regulatory fees	102,644
Office supplies and postage	126,236
Online subscriptions	382,839
Professional fees	261,672
Travel and entertainment	81,188
Depreciation and amortization	14,890
Advertising	62,289
Other	518,304
Total expenses	11,647,789
Earnings before income taxes	3,392,887
Income tax expense:	
Current	735,636
Deferred	25,002
Total income tax expense	760,638
Net earnings	$ 2,632,249

See accompanying notes to financial statements.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Statement of Stockholder's Equity

For the Year Ended December 31, 2018

	Common stock		Additional paid-in capital		Retained earnings		Total
Balance at December 31, 2017	$	25,000	$	1,198,960	$	9,395,507	$ 10,619,467
Net earnings		—		—		2,632,249	2,632,249
Stock-based compensation		—		169,961		—	169,961
Balance at December 31, 2018	$	25,000	$	1,368,921	$	12,027,756	$ 13,421,677

See accompanying notes to financial statements.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Statement of Cash Flows

For the Year Ended December 31, 2018

	2018
Cash flows from operating activities:	
Net earnings	$ 2,632,249
Adjustments to reconcile net earnings to net cash provided by operating activities:	
Depreciation and amortization	14,890
Deferred income taxes	25,002
Accrued current income taxes	22,616
Increase in securities owned	(1,954,926)
Decrease in net receivable from clearing organization	478,497
Stock-based compensation	169,961
Increase in other assets	(160,129)
Increase in accounts payable and accrued expenses	27,999
Net cash provided by operating activities	1,256,159
Cash flows from investing activities:	
Purchases of furniture, equipment, and leasehold improvements	(4,102)
Net cash used in investing activities	(4,102)
Increase in cash	1,252,057
Cash at beginning of year	2,005,872
Cash at end of year	$ 3,257,929
Cash payments (net of refunds) of income taxes	$ 713,020

See accompanying notes to financial statements.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Notes to Financial Statements

December 31, 2018

(1) Organization and Purpose of Company

Commerce Brokerage Services, Inc. (the Company) is a wholly owned subsidiary of Commerce Bank (the Parent). The Parent is a wholly owned subsidiary of Commerce Bancshares, Inc. (CBI). The Company is registered with the Securities and Exchange Commission as a broker/dealer to conduct general securities business and as an investment adviser offering fee-based managed accounts. The Company is a member of the Financial Industry Regulatory Authority, a regulatory organization offering oversight over all securities firms that do business with the public. It is also a member of the Securities Investor Protection Corporation, a corporation whose purpose is to protect the customers of brokers or dealers from loss in case of financial failure of the member. Current activities of the Company consist of providing investment services to customers for a variety of securities including mutual funds, exchange-listed and over-the-counter equity securities, options, municipal bonds, corporate bonds, and U.S. government debt issues. The Company also sells fixed and variable annuities, which are investment products provided by insurance companies.

Transactions for equities, options, and a substantial portion of the Company's mutual fund sales are executed and cleared through National Financial Services LLC (NFS), a clearing organization that also maintains customer brokerage accounts on a fully disclosed basis.

Basis of presentation

The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting principles.

(2) Summary of Significant Accounting Policies

(a) Cash

Cash includes cash on hand and cash received from customers held by the Company as of year-end that is due to National Financial Services LLC. As of December 31, 2018, the Company did not hold any cash received from customers and due to NFS. When the Company does hold cash received from customers that is due to NFS, a corresponding liability is recorded in accounts payable and accrued expenses.

(b) Securities transactions

Customer securities positions are not reflected in the Statement of Financial Condition as the Company does not have title to these assets.

(c) Commissions

The Company acts as a broker-dealer or agent to buy and sell securities or insurance contracts on behalf of its customers. In return for such services, for most transactions, the Company earns a commission each time a customer enters into a buy-or-sell transaction. For equity securities purchased, the commission is recorded as a receivable from the customer, and for securities sold, it is recorded as a reduction in the payable to the customer. For other security and contract transactions, such as sales of mutual funds, fixed or variable annuities, etc., a concession is earned and becomes part of the customer's price of the security or contract. Commissions and concessions, along with any related expenses, are recorded on a settlement date basis, which approximates U.S. generally accepted accounting principles. As of December 31, 2018, commission receivables from investment and insurance companies were $162,881 and are recorded in other assets.

(d) Advisory fees

The Company offers professionally managed, fee-based advisory programs through an arrangement with sub-advisors to provide investment management and advisory services. In return for these services, the Company receives a portion of the customer's advisory fee. Advisory fees are calculated and charged in advance on a quarterly basis, based on the prior quarter's period ending account balance, and are recorded in revenue during the period in which they are earned.

(e) Contract fees and deferred revenue

The Company's contract with its clearing organization was renewed and amended in November 2017. Under the contract, the Company will receive seven annual payments, which commenced with the effective date of the contract. In the event of termination for certain causes during the seven year term of the contract (which the Company believes is unlikely to occur), the Company will be required to remit a pro-rated portion of the annual payments received from the clearing organization. Under the terms of the contract, the Company recognized $325,000 during 2018 as a reduction of clearing charge expense charged by its clearing organization. At December 31, 2018, deferred revenue of $297,917 was included in accounts payable and accrued expenses.

(f) Securities owned, at fair value

Securities owned, at fair value consist of U.S. government securities with initial maturities of six months. They are stated at fair value, which is based on published bid prices. The fair value measurement is considered to be a Level 1 measurement within the fair value hierarchy of Accounting Standards Codification (ASC) 820-10-35. Changes in fair value are recorded in other income in the Statement of Earnings.

(g) Furniture, equipment, and leasehold improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line basis using estimated useful lives, ranging from three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the remaining term of the lease.

(h) Other assets

Other assets are comprised of commission receivables from investment and insurance companies, prepaid expenses, and capitalized software, net of amortization.

(i) Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of deferred fees, accrued incentives and sales commissions, accounts payable, and other accrued liabilities.

(j) Income taxes

The Company is included in the consolidated federal income tax return filed by CBI. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Current income taxes are calculated on a separate return basis utilizing currently enacted tax laws and rates. The amount of expense or benefit is either remitted to or received from CBI. Deferred income taxes are provided for temporary differences between the financial reporting bases and income tax bases of the Company's assets and liabilities using the tax rates and laws that are expected to be in effect when the differences are anticipated to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the change. The significant components of the net

deferred tax asset as of December 31, 2018 included a deferred tax asset of $103,496 relating to stock-based compensation, $70,506 relating to unearned fee income, and a deferred tax liability of $15,751 relating to prepaid expenses. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements. In accordance with ASC 740, the Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. There were no accrued interest and penalties at December 31, 2018.

(j) Stock-based compensation

The Company complies with the accounting requirements of ASC 718 for stock-based compensation. Employees of the Company receive shares of CBI common stock in connection with CBI's equity compensation plan. The fair value of awards granted to employees of the Company is determined at the date of grant and recognized ratably as compensation expense and a corresponding capital contribution over the period the award is earned.

(k) Use of estimates

To prepare these financial statements in conformity with U.S. generally accepted accounting principles, management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

(l) Subsequent events

The Company evaluated potential subsequent events through February 25, 2019, which is the date that the financial statements were issued.

(3) Related-Party Transactions

A significant portion of the Company's expenses represent payments to the Parent and affiliated companies for rent on the Company's offices, various administrative services provided to the Company, and fees under revenue-sharing arrangements. Under an ongoing agreement that was effective January 1, 2011, the Company was reimbursed by an affiliated company during 2018 for certain expenses, paid by the Company on the affiliate's behalf, which support revenue production at the affiliate. The reimbursements primarily relate to occupancy, data processing, and management fee expenses.

The following table shows the amounts paid (received) by the Company to (from) the Parent and affiliated companies for the year ended December 31, 2018:

	2018
Rent	$ 580,350
Fees paid to affiliates	1,783,925
Expenses reimbursed from affiliate	(54,058)
	$ 2,310,217

The Company leases office space from the Parent under month-to-month arrangements. Rent expense aggregated approximately $48,000 per month in 2018. As of December 31, 2018, the Company had an intercompany payable due to CBI of $102,458 for federal and state income taxes. During 2018, the Company paid CBI $712,224 for

income taxes. The Company maintains interest and noninterest-bearing deposit accounts at the Parent. These balances amounted to $3,257,929 at December 31, 2018.

As mentioned above, certain employees of the Company receive stock-based compensation under CBI's stockholder-approved plan. This compensation has been issued in the form of nonvested shares of CBI common stock. These awards generally vest after 4 to 7 years of continued employment, and during 2018, 5,608 shares vested. At December 31, 2018, employees of the Company held 19,190 nonvested shares and there was $457,570 of unrecognized compensation cost related to these nonvested shares. That cost is expected to be recognized over a weighted average period of approximately 3 years.

Stock-based compensation expense recognized in the Statement of Earnings during 2018 was $169,961 while the related income tax benefit recognized in the Statement of Earnings was $39,955. Stock-based compensation is recorded as a contribution to additional paid-in capital, which also totaled $169,961 during 2018.

(4) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2018:

		2018	
	Level in Fair Value Measurement Hierarchy	Carrying Amount	Fair Value
Financial assets:			
U.S. government securities, at fair value	Level 1	$10,420,515	$10,420,515

Some of the Company's financial instruments are not measured at fair value on a recurring basis, but the carrying amounts approximate fair value because of the liquidity or short maturity of these instruments. Such financial assets and financial liabilities include cash, receivable from and payable to clearing organization, other assets and accounts payable and accrued expenses.

The fair value of securities owned is based on published bid prices in an active market for identical assets and liabilities as of the reporting date and are categorized in Level 1 of the fair value hierarchy.

(5) Revenue from Contracts with Customers

The Company adopted ASU 2014-09, "Revenue from Contracts with Customers", and its related amendments on January 1, 2018. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. For the year ended December 31, 2018, approximately 2% of the Company's total revenue was comprised of interest and other income, which is not within the scope of this guidance. Of the remaining revenue, those items that were subject to this guidance mainly included commission, mutual fund, and 12b-1 fees, as well as fees for advisory and administrative services. The Company has concluded that the new guidance did not require any significant change to its revenue recognition processes.

The following shows the components of revenue within consumer brokerage services. For these revenue categories, none of the transaction price has been allocated to performance obligations that are unsatisfied as of the end of a reporting period.

(In thousands)		2018
Commission income		
Annuity, bond and other investment commissions	$	5,409,804
12b-1 fees		1,928,692
Mutual fund revenue		344,068
Total commission income		7,682,564
Advisory and administrative fees		7,075,905
Total revenue from contracts with customers	$	14,758,469

The Company's opening and closing receivable balances for the years ended December 31, 2018 and 2017 for the Company's significant revenue categories subject to ASU 2014-09 were $558,792 and $380,231, respectively.

The Company's revenue is comprised of commissions received upon the execution of purchases and sales of mutual fund shares and equity securities, in addition to sales of annuities and certain limited insurance products in an agency capacity. Also, fees are earned on professionally managed advisory programs through arrangements with sub-advisors. Payment from the customer is due upon settlement date for purchases and sales of securities, at the purchase date for annuities and insurance products, and upon inception of the service period for advisory programs.

Most of the contracts (except advisory contracts) encompass two types of performance obligations. The first is an obligation to provide account maintenance, record keeping and custodial services throughout the contract term. The second is the obligation to provide trade execution services for the customers' purchases and sales of products mentioned above. The first obligation is satisfied over time as the service period elapses, while the second type of obligation is satisfied upon the execution of each purchase/sale transaction. Contracts for advisory services contain a single performance obligation comprised of providing the management services and related reporting/ administrative services over the contract term.

The transaction price of the contracts (except advisory contracts) is a commission charged at the time of trade execution. The commission varies across different security types, insurance products and mutual funds. It is generally determined by standardized price lists published by the Company and its mutual fund and insurance vendors. Because the transaction price relates specifically to the trade execution, it has been allocated to that performance obligation and is recorded at the time of execution. The fee for advisory services is charged to the customer in advance of the quarterly service period, based on the account balance at the beginning of the period. Revenue is recognized ratably over the service period.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had regulatory net capital of $10,420,190, which was $9,898,396 in excess of its required net capital of $521,794.

(7) Retirement Plans

A portion of the Company's employees are covered by a noncontributory defined benefit pension plan offered by CBI, however, participation in the pension plan is not available to employees hired after June 30, 2003. All participants are fully vested in their benefit payable upon normal retirement date, which is based on years of participation and compensation. Since January 2011, all benefits accrued under the pension plan have been frozen. However, the accounts continue to accrue interest at a stated annual rate. The CBI pension plan was slightly underfunded at December 31, 2018, as the projected benefit obligation exceeded the value of plan assets by approximately 6%. The Company recorded pension expense of $5,660 in 2018 related to the plan.

Substantially all of the Company's employees are covered by a defined contribution (401(k)) plan offered by CBI, under which the Company makes matching contributions. During 2018, the Company recorded $314,291 of expense related to CBI's 401(k) plan.

(8) Income Taxes

Income tax expense for the year ended December 31, 2018 is comprised of the following components:

Current expense		2018	Deferred expense		2018
Federal	$	639,463	Federal	$	18,129
State		96,173	State		6,873
Total	$	735,636	Total	$	25,002

(9) New Accounting Standards

In February 2016, the FASB issued ASU 2016-02, "Leases", in order to increase transparency and comparability by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The ASU primarily affects lessee accounting, which requires the lessee to recognize a right-of-use asset and a liability to make lease payments for those leases classified as operating leases under previous GAAP. For leases with a term of 12 months or less, an election by class of underlying asset not to recognize lease assets and lease liabilities is permitted. The ASU also provides additional guidance as to the definition of a lease, identification of lease components, and sale and leaseback transactions. The amendments in the ASU are effective for interim and annual periods beginning January 1, 2019. The Company has determined that it does not have any significant leases, and therefore, adoption of the new guidance will not have a significant impact on the Company's financial statements.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Computation of Net Capital Requirement Pursuant to Rule 15c3-1

December 31, 2018

Total stockholder's equity per statement of financial condition	$	13,421,677
Deductions/charges:		
Nonallowable assets:		
Other assets		311,082
Deferred income taxes, net		163,861
Prepaid insurance		96,327
Furniture, equipment, and leasehold improvements, net		13,879
Cash at affiliate in excess of estimated four weeks' average expenses		2,389,153
Haircuts on securities		27,185
Net capital		10,420,190
Minimum net capital requirement		521,794
Excess of net capital over minimum net capital requirement	$	9,898,396
Aggregate indebtedness	$	7,826,830
Ratio aggregate indebtedness to net capital		.75 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2018.

See accompanying report of independent registered public accounting firm.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Computation for Determination of Customer Account Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2018

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Computation for Determination of Proprietary Account of Broker Dealers
Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2018

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Information Relating to Possession or Control Requirements under Rule 15c3-3

December 31, 2018

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.



6 CITYPLACE DRIVE SUITE 900   ST. LOUIS, MO 63141   PH 314.983.1200   FX 314.983.1300   BROWNSMITHWALLACE.COM

THE FIRM FOR GROWTH."

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Commerce Brokerage Services, Inc.
Clayton, Missouri

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Commerce Brokerage Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Commerce Brokerage Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) Commerce Brokerage Services, Inc. stated that Commerce Brokerage Services, Inc. met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. Commerce Brokerage Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Commerce Brokerage Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 25, 2019

AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
BROWN SMITH WALLACE IS A MISSOURI LIMITED LIABILITY PARTNERSHIP

 **Commerce Brokerage Services, Inc.**
Member FINRA/SIPC   A Subsidiary of Commerce Bank

Clayton
8000 Forsyth Boulevard
St. Louis, Missouri 63105
(314) 746-8777
(800)356-1606 Toll Free

Commerce Brokerage Services, Inc.
(A Wholly Owned Subsidiary of Commerce Bank)
Exemption Report

Commerce Brokerage Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: Rule 15c3-3 subparagraph (k)(2)(i) and Rule 15c3-3 subparagraph (k)(2)(ii) (Exemption Provisions).

2) The Company met the identified exemption provisions of (k)(2)(i) throughout the year ended December 31, 2018.

3) The Company met the identified exemption provisions of (k)(2)(ii) throughout the year ended December 31, 2018, except as described below.

- During the year ended December 31, 2018, a total of 24 checks were not transmitted by noon of the next business day following receipt. The nature of each exception and the month in which the exception occurred are as follows:

Month	Incomplete/ Inaccurate Instructions	Associate Delay	Mail Delay
January	1	2	
February	3	1	
March	4		
April	2	1	
May	1		
July	1	3	
August	4	1	
Total	**16**	**8**	

Mutual Funds, Annuities and Other Investment Products:

*Not FDIC Insured
*No Bank Guarantee
*May Lose Value

- During the year ended December 31, 2018, there were 14 instances of securities that were not transmitted by noon of the next business day following receipt. The nature of each exception and the month in which the exception occurred are as follows:

Month	Incomplete/ Inaccurate Instructions	Associate Delay	Mail Delay
January	2	1	1
February	1	1	
March	3	1	
May			1
August	1		1
December	1		
Total	**8**	**3**	**3**

Commerce Brokerage Services, Inc.

I, Tiffany Simpson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Tiffany Simpson

Tiffany Simpson
Treasurer, Commerce Brokerage Services, Inc.

February 25, 2019



BROWN SMITH WALLACE

6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BROWNSMITHWALLACE.COM

THE FIRM FOR GROWTH.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholders
Commerce Brokerage Services, Inc.
Clayton, Missouri

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Commerce Brokerage Services, Inc. and the SIPC, solely to assist you and SIPC in evaluating Commerce Brokerage Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Commerce Brokerage Services, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III (FOCUS report) for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no such overpayment.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Commerce Brokerage Services, Inc. compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Commerce Brokerage Services, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 25, 2019

AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
BROWN SMITH WALLACE IS A MISSOURI LIMITED LIABILITY PARTNERSHIP

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*******2253*********************MIXED AADC 220
35096 FINRA DEC
COMMERCE BROKERAGE SERVICES INC
PO BOX 16891
CLAYTON, MO 63105-1491

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tiffany Simpson 816-760-7740

2. A. General Assessment (item 2e from page 2) $ 1,937.00

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,094.00)

7/25/18
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 843.00

G. **PAYMENT: √ the box**
Check mailed to P.O. Box X **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 843.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Commerce Brokerage Services, Inc.
(Name of Corporation, Partnership or other organization)

Tiffany Simpson
(Authorized Signature)

Treasurer
(Title)

Dated the 23 day of January , 2019 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 15,040,676
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	340
Total additions	340
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	13,398,500
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	350,356
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 904	
Enter the greater of line (i) or (ii)	904
Total deductions	13,749,760
2d. SIPC Net Operating Revenues	$ 1,291,256
2e. General Assessment @ .0015	$ 1,937 (to page 1, line 2.A.)

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